As filed with the Securities and Exchange Commission on May 4, 1999

                                                              File No . 70-09451
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                  --------------------------------------------

                               AMENDMENT NO. 2 TO
                       FORM U-1 APPLICATION OR DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
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     Sierra Pacific Resources                      Nevada Power Company
          6100 Neil Road                          6226 West Sahara Avenue
       Reno, Nevada, 89511                        Las Vegas, Nevada 89146

               (Name of company or companies filing this statement
                   and address of principal executive offices)

                                      None

 (Name of top registered holding company parent of each applicant or declarant)


           Malyn K. Malquist                      Michael R. Niggli
   Chairman of the Board, President     President and Chief Operating Officer
     and Chief Executive Officer                 Nevada Power Company
      Sierra Pacific Resources                 6226 West Sahara Avenue
           6100 Neil Road                      Las Vegas, Nevada 89146
         Reno, Nevada, 89511                        (702)367-5000
          (702) 834-3600

                   (Name and addresses of agents for service)
                  --------------------------------------------
The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:

                         Clifford (Mike) M. Naeve, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                           1440 New York Avenue, N.W.
                             Washington, D.C. 20005

          Sierra Pacific Resources ("Sierra Pacific"), a public utility holding company incorporated in the State of Nevada, and Nevada Power Company ("Nevada Power"), a public utility incorporated in the State of Nevada (collectively, "Applicants"), hereby amend their Application or Declaration on Form U-1 in File No. 70-09451 by amending and restating Item 1.A. as follows:

     "A.  DESCRIPTION OF THE PARTIES TO THE TRANSACTION.

          1.   SIERRA PACIFIC.

               Sierra Pacific is a public utility holding company incorporated in the State of Nevada, which is exempt from regulation by the Commission under the Act (except for Section 9(a)(2) thereof) pursuant to Section 3(a)(1) of the Act and by order of the Commission.1 Sierra Pacific is headquartered in Reno, Nevada, with operating subsidiaries primarily engaged in the energy and utility businesses.

               SPPC, the principal subsidiary of Sierra Pacific, is a public utility incorporated in the State of Nevada. SPPC provides electric service to approximately 287,000 retail customers in northern Nevada and northeastern California. SPPC also sells electric power at wholesale. In the Reno/Sparks area of Nevada, SPPC distributes natural gas at retail to approximately 101,000 customers and provides water service to about 65,000 customers. During 1997, 92% of SPPC's revenues were from retail sales of electricity, natural gas and water in Nevada, 6% from retail sales of electricity in California and 2% from wholesale sales of electricity in Nevada and California . SPPC's 1997 operating revenues, which totaled $657.5 million, were comprised of its electric business ($540.3 million, or 82%), natural gas business ($70.7 million, or 11%) and water business ($46.5 million, or 7%). As of December 31, 1997, SPPC's net utility plant in service was $ 1.4 billion. A map of SPPC's electric/gas service area is attached as Exhibit E-1.

---------------

1    Sierra Pacific Resources, Holding Co. Act Release No. 24566 (Jan. 28,
     1988), aff'd, Environmental Action, Inc. v. SEC, 895 F.2d 1255 (D.C. Cir.
     1990).

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

               During 1997, the peak electric demand experienced by SPPC was 1342 megawatts ("MW"). SPPC served this demand, plus a reserve margin, with a combination of the following: (i) 1049 MW of power generated by plants owned by SPPC, (ii) 334 MW of power purchased pursuant to long term contracts, and (iii) additional firm and short-term power purchases. SPPC's fuel requirements for electric generation were provided by natural gas (62%), coal (37%) and oil (1%).

               As of December 31, 1997, SPPC's electric transmission facilities consisted of approximately 3,900 overhead pole line miles and 80 substations. Its electric distribution facilities consisted of approximately 9,200 overhead pole line miles, 4,500 underground cable miles and 176 substations.

               SPPC's natural gas business consists of providing local distribution service in the Reno/Sparks area that accounted for $70.7 million in 1997 operating revenues; 11% of total SPPC operating revenues. SPPC has contracted for firm winter-only and annual natural gas supplies with Canadian and domestic suppliers to meet the firm gas requirements of its local distribution and electric operations. The contracts total 125,000 decatherms per day through March 1998; 72,000 decatherms per day for April through October 1998 and 75,000 decatherms per day for the remainder of 1998. SPPC's firm natural gas supply is supplemented with natural gas storage services and supplies from a Northwest Pipeline Company facility located at Jackson Prairie in southern Washington and a liquid natural gas storage facility. For 1997, SPPC's total local gas distribution supply requirements were 12.4 million decatherms and its electric generating fuel requirements were 32.0 million decatherms. As of December 31, 1997, SPPC owned and operated 1,219 miles of three-inch equivalent natural gas distribution lines.

               SPPC is subject to regulation by the Nevada PUC and the California Public Utilities Commission ("California PUC") with respect to its rates for retail sales of electricity as well as terms of service, issuance of certain securities, siting of and necessity for generation and certain transmission facilities, accounting and other matters. In addition, SPPC is subject to regulation by FERC under the Federal Power Act with respect to rates for the sale of electricity for resale, the terms and conditions for providing interstate electric transmission service, and

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
     other matters. SPPC also is subject to applicable federal and state environmental regulations.

               Sierra Pacific is engaged in non-utility businesses, as well as certain other utility businesses that are not jurisdictional under the Act, through the following subsidiaries:

               1. Tuscarora Gas Pipeline Company was formed as a wholly-owned subsidiary in 1993 for the purpose of entering into a partnership (the Tuscarora Gas Transmission Company or, "TGTC") with a subsidiary of TransCanada to develop, construct and operate a natural gas pipeline to serve an expanding gas market in Reno, northern Nevada and northeastern California. Sierra Pacific has an investment of approximately $15.5 million in this subsidiary. In 1995, TGTC completed construction and began service of its 229-mile pipeline extending from Malin, Oregon to Reno, Nevada. At Malin, Oregon, TGTC interconnects with Pacific Gas Transmission Company ("PGT"), a major interstate natural gas pipeline extending from Oregon to the U.S./Canadian border. The PGT system provides TGTC customers access to natural gas reserves in the Western Canadian Sedimentary basin, one of the largest natural gas reserve basins in North America. As an interstate pipeline, TGTC provides only transportation service. During 1997, SPPC and Sierra Pacific were the two largest customers of TGTC, contributing 92.2% and 6.3 % of TGTC's revenues, respectively. Malin, Oregon began taking service from TGTC during the later part of 1996. The Sierra Army Depot at Herlong, California began taking service from TGTC during the later part of 1997.

               2. Sierra Energy Company d/b/a e-three ("e-three") is an unregulated, wholly-owned subsidiary that provides energy-related products and services both inside and outside SPPC's service territory. e-three recently has entered into a 50% Nevada limited liability company, e-three Custom Energy Solutions LLC, with a subsidiary of Nevada Power to do performance contracts and similar energy-related services in southern Nevada.

               3. Lands of Sierra, Inc. ("LOS") was organized in 1964 to develop and manage SPPC non-utility property in Nevada and California. In recent years, Sierra Pacific has focused on selling the LOS properties and

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
     the properties remaining include only vacant land in Nevada and land leases in the Lake Tahoe region.

               4. Sierra Pacific Energy Company ("SPEC"), which is developing a customer information system for the energy industry. SPEC also is engaged in providing certain products and services in Nevada through a partnership with Enable, which is a partnership consisting of KN Energy and PacifiCorp subsidiaries.

               Sierra Pacific also has four immaterial subsidiaries. Three of these subsidiaries are no longer actively engaged in business activities, namely Sierra Water Development Company (a subsidiary formerly engaged in water exploration activities in northern Nevada), Sierra Gas Holdings Company (a subsidiary formerly engaged in gas and oil exploration) and Great Basin Energy Company (a subsidiary formerly engaged in generation activities in northern Nevada). The fourth subsidiary, SPR Media Group, was established to explore fiber optics opportunities in Nevada but never engaged in business activities.

               The common stock of Sierra Pacific, par value $1 per share ("Sierra Pacific Common Stock"), is listed on the New York Stock Exchange (the "NYSE"), under the symbol SRP. As of the close of business on December 31, 1998, there were 31,009,364 shares of Sierra Pacific Common Stock issued and outstanding.

               For the year ended December 31, 1997, Sierra Pacific's operating revenues on a consolidated basis were approximately $663 million, of which $6 million are attributable to non-utility activities. Consolidated assets of Sierra Pacific and its subsidiaries at December 31, 1997, were approximately $1.9 billion, of which approximately $1.4 billion consisted of net utility plant and equipment.

               Sierra Pacific's principal executive office is located at 6100 Neil Road, Reno, Nevada, 89511. At December 31, 1997, Sierra Pacific and its subsidiaries employed 1,478 employees, of which 1,473 were employed by SPPC.

               More detailed information concerning Sierra Pacific and its subsidiaries is contained in Sierra Pacific's and SPPC's Annual Reports on

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
     Form 10-K for the year ended December 31, 1997, which are incorporated herein by reference as Exhibits G-1 and G-3, respectively.

          2.   NEVADA POWER.

               Nevada Power is a public utility, incorporated in the State of Nevada, that provides retail electric service predominantly to the more than 1.3 million residents of Clark County, Nevada, with limited service provided to the Federal Department of Energy (U.S. Government Test Site) in Nye County, Nevada. Nevada Power also sells electric power at wholesale.

               Nevada Power has total generating capacity of 2,714 MW, which includes (i) 1,964 MW of power generated by plants owned by Nevada Power,
     (ii) 235 MW of Hoover Dam power purchased pursuant to a contract with the State of Nevada , (iii) 210 MW of power purchased pursuant to a contract with Nevada Sun-Peak Limited Partnership, an independent power producer, and (iv) 305 MW of power purchased pursuant to contracts with four qualifying facilities. In addition, Nevada Power has agreements with other suppliers to purchase 1,130 MW of firm capacity and associated energy. During 1997, the peak demand experienced by Nevada Power was 3,469 MW on August 7, 1997. Nevada Power served this demand, plus a reserve margin, with a combination of its 2,714 MW of generating capacity and additional firm and short-term power purchases. To obtain additional firm capacity and associated energy to meet peak needs, Nevada Power utilizes a competitive bidding process and spot market purchases. During 1997, 67% of the energy generated by Nevada Power's plants came from coal-fired stations and 33% from natural gas-fired stations.

               As of December 31, 1997, Nevada Power owned approximately 1,575 miles of electric transmission facilities (a portion of that under shared ownership), 108 transmission and distribution substations, and a distribution system consisting of approximately 3,162 overhead pole line miles and 8,957 underground cable miles.

               Nevada Power is subject to regulation by the Nevada PUC with respect to its rates for retail sales of electricity as well as terms of service, issuance of certain securities, siting of and necessity for

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
     generation and certain transmission facilities, and accounting and other matters. In addition, Nevada Power is subject to regulation by FERC under the Federal Power Act with respect to rates for the sale of electricity for resale, the terms and conditions for providing interstate electric transmission service, and other matters. Nevada Power is also subject to applicable federal and state environmental regulations.

               The common stock of Nevada Power, par value $1 per share ("Nevada Power Common Stock"), is listed on the NYSE and the Pacific Exchange, Inc., under the symbol NVP. As of the close of business on December 31, 1998, there were 51,265,117 shares of Nevada Power Common Stock issued and outstanding.

               For the year ended December 31, 1997, Nevada Power's utility operating revenues on a consolidated basis were approximately $799 million. Consolidated assets of Nevada Power and its subsidiaries at December 31, 1997, were approximately $2.3 billion, of which approximately $1.7 billion consisted of net electric plant and equipment. Nevada Power does not have any material revenue generating subsidiaries. Nevada Power has the following subsidiaries, listed by category, that it considers immaterial:

               1. Non-profit making subsidiaries created to assist other business activities.
              Commonsite Inc. - A Nevada corporation owned entirely by Nevada Power. It owns the real estate occupied by Reid Gardner 4, a coal fired plant owned jointly by Nevada Power and the California Department of Water Resources.
               NVP Capital I - A Delaware corporation needed for Nevada Power to issue QUIPS, Quarterly Income Preferred Securities.
               NVP Capital II - A Delaware corporation needed for Nevada Power to issue QUIPS, Quarterly Income Preferred Securities.

               2.   Subsidiaries generating no profits.
               Nevada Electric Investment Company ("NEICO") - A Nevada corporation owned entirely by Nevada Power. In the past, NEICO has conducted energy-related business activities. It also owns two corporations that once were involved in mining activities, and another corporation that has never conducted business. All three of these corporations are listed

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
     below. NEICO was inactive for a period of years, and in recent months, has obtained ownership interests in three new limited liability companies involved in various energy-related activities. None of these three companies, listed below, have yet made a profit.
               Northwind Las Vegas, L.L.C. - NEICO owns 50% of this Nevada limited liability company. UTT Nevada. Inc. , an affiliate of Unicom, owns the other 50%. Northwind Las Vegas, L.L.C. develops opportunities for district heating and cooling within Nevada.
               Northwind Aladdin, LLC - NEICO owns 25% of this Nevada limited liability company. UTT Nevada. Inc., an affiliate of Unicom, owns the other 75%. Northwind Aladdin, LLC will construct, own and operate district heating and cooling facilities at the Aladdin casino complex, currently under construction.
               e-three Custom Energy Solutions, LLC - NEICO owns 50% of this Nevada limited liability company, and e-three, a wholly owned subsidiary of Sierra Pacific, owns the other half. This limited liability subsidiary recently was formed to enter into performance contracts and similar energy-related services in southern Nevada.

               3. Subsidiaries no longer actively engaged in business activities.
               Genwal Coal Co. - A Nevada corporation owned entirely by NEICO. Inactive but kept in good standing. Assets were sold on January 1, 1995.
               Castle Valley Resources Inc. - A Nevada corporation owned entirely by NEICO. Inactive but kept in good standing. Previously, it was the sales arm of the coal mining company.

               4.   Subsidiaries never engaged in business activities.
               Alkan Mining Company - A Nevada corporation owned entirely by NEICO that has never conducted business but has been kept in good standing.
               Nevada Power recently created several Nevada limited liability companies that have conducted no business activities but are in good standing. They are: Nevada Power Services, LLC; Nevada Power Choices, LLC; Nevada Power Solutions, LLC; Las Vegas Energy, LLC; Nevada Solutions, LLC; Power Choice, LLC; Nevada Power Energy Services, LLC; and Nevada Choices, LLC.

               Nevada Power's principal executive office is located at 6226 West Sahara Avenue, Las Vegas, Nevada, 89146. At December 31, 1997, Nevada Power employed approximately 1,909 employees.

               More detailed information concerning Nevada Power is contained in Nevada Power's Annual Report on Form 10-K for the year ended December 31, 1997, which is incorporated herein by reference as Exhibit G-5.

               3.   DESERT MERGER SUB AND LAKE MERGER SUB.

                    Sierra Pacific created Desert Merger Sub and Lake Merger Sub, both Nevada corporations, solely for the purpose of merging with Nevada Power and Sierra Pacific, respectively. Neither Desert Merger Sub nor Lake Merger Sub is engaged in any business operations. The mailing address for Desert Merger Sub and Lake Merger Sub is the same as that for Sierra Pacific."


          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants have duly caused this Application to be signed on their behalf by the undersigned thereunto duly authorized.


SIERRA PACIFIC RESOURCES / SIERRA PACIFIC POWER COMPANY:


By:  /s/ William E. Peterson                      Date:  5/4/99
     -----------------------                             ------

Title:  Senior Vice President, General Counsel and Corporate Secretary
        --------------------------------------------------------------

NEVADA POWER COMPANY:


By:  /s/ Richard L. Hinckley                      Date:  5/4/99
     -----------------------                             ------

Title:  Vice President, Secretary and General Counsel
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